SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              TREMONT CORPORATION
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   894745207
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 5, 1997
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

                7   SOLE VOTING POWER



                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,427,957
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         2,427,957

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           2,427,957

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           36.1%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO




CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware



                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,778,317
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         2,778,317

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           2,778,317

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           41.3%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)


           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION



           Texas

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,778,317
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         2,778,317

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           2,778,317

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           41.3%


 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]



 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,427,957
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         2,427,957

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           2,427,957

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           36.1%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED


      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,427,957
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         2,427,957

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           2,427,957

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           36.1%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable



 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,778,317
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         2,778,317

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           2,778,317

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES


      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           41.3%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)



           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,014,688
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         3,014,688

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,014,688



 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           44.8%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,271,941
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         3,271,941

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON



           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN


                                AMENDMENT NO. 6
                                TO SCHEDULE 13D

     This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $1.00 par value per share (the "Shares"), of Tremont Corporation, a Delaware corporation (the "Company"). On December 5, 1997, the Company repurchased certain Shares, which repurchase caused the aggregate percentage of outstanding Shares beneficially owned by the Reporting Persons (as defined below) to increase by one percentage point from the percentage disclosed in the last amendment to this Statement. Accordingly, Items 2 and 5 of this Statement previously filed by the Reporting Persons are hereby amended as set forth below.

Item 2.   Identity and Background.

     No change except for the following:

     (a) This Statement is filed by (i) Valhi Group, Inc. ("VGI") and National City Lines, Inc. ("National") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of VGI and National (as described below in this Statement), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest") and Contran Corporation ("Contran") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     VGI and National are the direct holders of approximately 35.1% and 5.2%, respectively, of the 6,729,698 Shares outstanding as of December 8, 1997 according to information received from the Company (the "Outstanding Shares"). Together, VGI and National may be deemed to control the Company. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the direct holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest.

     Substantially all of Contran's outstanding voting stock is held by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964 and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts"), established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such Shares.

     The Harold Simmons Foundation, Inc. (the "Foundation") directly holds approximately 3.7% of the Outstanding Shares. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation. Mr. Simmons, however, disclaims beneficial ownership of any Shares held by the Foundation.

     The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 3.5% of the Outstanding Shares. NationsBank of Texas, N.A. serves as trustee of the CDCT No. 2 (the "Trustee"). Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran must satisfy the balance of such obligations. Pursuant to the terms of the CDCT
No. 2, Contran (i) retains the power to vote the Shares that Contran contributed to the CDCT No. 2, (ii) retains dispositive power over such Shares and (iii) may be deemed the indirect beneficial owner of such Shares.

     Each of NL Industries, Inc. ("NL") and Valmont Insurance Company ("Valmont") directly holds approximately 0.5% of the Outstanding Shares. Valhi, Inc. ("Valhi") and the Company are the direct holders of approximately 57.3% and 17.7%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. VGI, National and Contran are the direct holders of approximately 74.7%, 10.0%, and 7.5%, respectively, of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont.

     The Combined Master Retirement Trust (the "CMRT") directly holds approximately 0.1% of the Outstanding Shares and the outstanding shares of Valhi common stock, respectively. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is sole trustee of the CMRT and sole member of the Trust Investment Committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT. Mr. Simmons, however, disclaims beneficial ownership of the Shares held by the CMRT, except to the extent of his vested beneficial interest therein.

     Valmont and NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. The Reporting Persons understand that the shares of Valhi common stock owned by Valmont and NL are treated as treasury stock by Valhi for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and president of Valhi and chairman of the board of NL.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 3,747 Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. Mr. Simmons disclaims all such beneficial ownership.

Item 5.   Interest in Securities of the Issuer.

     No change except for the following:

     (a) VGI, National, the Foundation, the CDCT No. 2, NL, Valmont, Harold C. Simmons' spouse and the CMRT are the direct beneficial owners of 2,361,300, 350,360, 250,000, 236,371, 36,167, 30,490, 3,747 and 3,506 of the Shares,
respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) VGI, Dixie Holding and Dixie Rice may each be deemed to be the beneficial owner of the 2,427,957 Shares (approximately 36.1% of the Outstanding Shares) directly held by VGI, NL and Valmont;

          (2) National, NOA and Southwest may each be deemed to be the beneficial owner of the 2,778,317 Shares (approximately 41.3% of the Outstanding Shares) directly held by VGI, National, NL and Valmont;

          (3) Contran may be deemed to be the beneficial owner of the 3,014,688 Shares (approximately 44.8% of the Outstanding Shares) directly held by VGI, National, the CDCT No. 2, NL and Valmont; and

          (4) Harold C. Simmons may be deemed to be the beneficial owner of the 3,271,941 Shares (approximately 48.6% of the Outstanding Shares) directly held by VGI, National, the Foundation, the CDCT No. 2, NL, Valmont, Mr. Simmons' spouse and the CMRT.

     Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.



                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 12, 1997




                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in his individual capacity only.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 12, 1997





                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson


                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.


                                   SCHEDULE A


Steven L. Watson, as Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
NOA, INC.
VALHI GROUP, INC.